UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-69583

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__

                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __ICR Capital LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__761 Main Street__

(No. and Street)

__Norwalk__	__CT__	__06851-1080__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Linda S. Grimm__	__(212) 897-1685__	__Lgrimm@integrated.solutions__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__WithumSmith + Brown PC__

(Name – if individual, state last, first, and middle name)

__1411 Broadway, 23rd FLoor__	__New York__	__NY__	__10018__
(Address)	(City)	(State)	(Zip Code)

__10/8/2003__	__100__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Doug McDonald, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ICR Capital LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ICR Capital LLC

Statement of Financial Condition
December 31, 2025


ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Those Charged With Governance of
ICR Capital LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICR Capital LLC (the "Company") as of December 31, 2025, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2022.
New York, New York
February 27, 2026

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

ICR Capital LLC
Statement of Cash Flows
Year Ended December 31, 2025

Assets

Cash and cash equivalents	$	2,646,213
Accounts receivable		35,733
Prepaid expenses		162,956
Total assets	$	2,844,902

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	112,156
Payable to related party		397,528
Total liabilities		509,684
Member's Equity		2,335,218
Total liabilities and member's equity	$	2,844,902

The accompanying notes are an integral part of this financial statement.

1.   **Organization and Business**

ICR Capital, LLC (the "Company"), a wholly owned subsidiary of Blue Point Intermediate, LLC (the "Parent") is a Connecticut limited liability company. The Company is a broker dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in providing capital markets advisory services to issuers in connection with public offerings, private placements of securities and convertible debt instruments and provides advisory services in connection with mergers, acquisitions and similar transactions including providing fairness opinions in connection with those transactions.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation and Use of Estimates
This financial statement are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services in accordance with the guidance of ASC Topic 606, "Revenue from Contracts with Customers". The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgment
Revenue from contracts with customers includes service fees and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2. Summary of Significant Accounting Policies (continued)

Advisory Fees – Transaction
Fees from capital markets advisory assignments are recognized in accordance with the terms of the related advisory service agreements. Such revenue is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). If the contract contains a non-refundable fee, in advance of a transaction, the fee is recognized at the point in time performance is completed or the contract is terminated prior to closing date of a transaction.

Advisory Fees – Monthly Consulting
Fees for consulting services are recognized in accordance with the terms of the related advisory service agreements. Such fees are recognized as earned over the contract period as services are performed and performance obligations are satisfied (monthly).

Retainers and other fees received from customers in advance of satisfying contractual performance obligations prior to recognizing revenue are reported as deferred revenue. Deferred revenue is expected to be recognized as revenue within twelve to twenty-four months as the performance obligations are met.

Credit Losses
The guidance under ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the guidance, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. There was no allowance for expected credit losses as of either January 1, 2025 or December 31, 2025.

Contract Balances
Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

As of January 1, 2025, the Company had no contract assets and no contract liabilities. As of December 31, 2025, the Company had no contract assets and no contract liabilities.

As of January 1, 2025, the Company had accounts receivable of $1,087,809 and accounts receivable of $35,733 at December 31, 2025.

2.   **Summary of Significant Accounting Policies (continued)**

  Cash and Cash Equivalents
  Cash and cash equivalents include investments in money market mutual funds.

  Income Taxes
  The Company is a disregarded entity for income tax purposes and its results of operations are included in the income tax returns of its parent which files its tax returns as a partnership. Accordingly, no provision for income taxes has been made in the accompanying financial statement. There were no material uncertain income tax positions as of December 31, 2025.

  Recent Accounting Pronouncements
  Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company's financial statement.

3.   **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2025, the Company had net capital of $2,136,337 which exceeded the required net capital of $100,000 by $2,036,337.

The Company does not hold customer cash or securities and thus is not affected by Rule 15c3-3.

4.   **Related Party Transactions**

The Company and its affiliate, ICR, LLC, have an Administrative Services Agreement, (the "Agreement") whereby the affiliate agrees to pay certain of the infrastructure and administrative support and other expenses relating to the operation of the Company and the Company will reimburse the affiliate for such expenses based on the time and effort incurred in providing such services.

At December 31, 2025, the Company recorded a net payable in the amount of $397,528 for certain expenses, which were paid on behalf of the Company and not yet reimbursed to the affiliate.

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties. Due to these transactions, the Company's operating results and financial position could be significantly different than if the Company operated autonomously.

During 2025, the Company distributed $44,400,000 to its Parent.

5. **Contingencies**

    The Company may be subject to litigation in the normal course of business. During the year ended December 31, 2025, the Company was not subject to any litigation.

6. **Concentrations**

    For the year ended December 31, 2025, two customers accounted for approximately 29% of the total Company's fee income.

    At December 31, 2025, two customers represented approximately 71% of accounts receivable.

    The Company's cash is held by one financial institution and therefore is subject to the credit risk at that institution. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

7. **Segment Reporting**

    The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of advisory revenue. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income and revenue to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. See Note 6 for concentration of customers.

8.   **Income Taxes**

In December 2023, the FASB issued ASU 2023-09 which amends the disclosure requirements for income taxes. The amendments require SEC registered entities such as the Company to disclose specific categories in the income tax rate reconciliation, presented both as percentages and reporting currency amounts. The amended guidance is effective for the Company on January 1, 2025. The Company, a single-member limited liability company treated as a disregarded entity for tax purposes, has evaluated the pronouncement and determined it is not applicable and has no impact on its financial statement and related disclosures because the Company has no income tax provision.

9.   **Subsequent Events**

Subsequent events have been evaluated through the date the financial statement was issued. No events were noted which would require adjustment to or disclosure in the financial statement.